July 6, 2005


Board of Directors
SOURCECORP, Inc.
3232 McKinney Avenue
Suite 1000
Dallas, Texas 75204
Attention:  Mr. Thomas C. Walker, Chairman of the Board


TRANSMITTED BY FAX AND OVERNIGHT DELIVERY


Members of the Board:

JANA Partners LLC ("we" or "us") is a $4 billion hedge fund which currently owns approximately 13% of the outstanding shares of SOURCECORP, Inc. ("SOURCECORP" or the "Company"). Having invested in hundreds of companies over the years, we can say without fear of exaggeration that the recent actions taken by the Company's Board of Directors to disenfranchise shareholders and entrench themselves at shareholder expense are a shocking affront to even the most rudimentary notion of fiduciary duty to shareholders.

To date, the Board has taken the following entrenchment measures:
o Without the approval of or even prior notice to shareholders, the Board has amended the Company's by-laws (the "By-laws") to strip all shareholders of the right to call a special meeting, whereas prior to such amendment shareholders holding 25% of the company's stock could call a special meeting to address issues of shareholder concern.

o The By-law amendments further place onerous restrictions and elaborate requirements on the shareholders' ability to act by written consent, designed in our opinion to discourage, delay and ultimately prevent a majority of shareholders from utilizing this right.

o The Board has adopted a "Poison Pill" which will not expire until 2015, again without the approval of or prior notice to shareholders.

o The Board took all of these actions without shareholder approval a mere FIVE WEEKS after its annual meeting of shareholders, at which the Board clearly could have presented these proposals to shareholders for consideration on the merits (where we believe they likely would have been defeated).


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And in response to what threat did the Board take these actions? We believe it was in response to the prospect that a large shareholder might gain representation on the Board and attempt to persuade the Board to reverse course and pursue maximum value for shareholders, clearly a "threat" for a Board under whose guidance we believe the Company has consistently destroyed shareholder value.

To briefly recap, following our discussions with you regarding our concerns about the business and operations of the Company, we believed we had an agreement that our nominee would be appointed to the Board following a reasonable review. Instead, we were forced to engage in a protracted set of negotiations for more than a month over what should have been a routine review process, including at various points requests that our designee be restricted in speaking with us, that we give up the right to express our views as shareholders about the direction of the Company (even based on entirely public information) and that we and our nominee enter into onerous agreements that by the Company's own admission have never been proposed to any other outside director of the Company.

Our frustration during this process turned to outrage upon learning that it appeared that the delay was merely a stalling tactic to enable the Board to put into place the entrenchment devices described above. In our opinion these were brazen and clumsy maneuvers to strip shareholders of their right to hold directors accountable and truly make us wonder if the Board has avoided the television and newspapers during the 21st century and is thus unaware that we are living in the era of Sarbanes-Oxley and heightened focus on corporate fiduciary duties.

In addition, we note that the Board has increased the size of the already generous "Golden Parachute" packages of certain executives by up to twice the amount of the original payments. The size of the packages granted to management, including a Golden Parachute payment of FIVE TIMES salary and bonus for President and CEO Ed H. Bowman, Jr., were frankly an outrage in our opinion even prior to their amendment given the Company's performance.

Our opinion is that reasonable severance arrangements to secure the continued employment of top management are defensible. Severance payments of up to 5 times salary and bonus (so large that excise taxes must be paid by the Company) we believe are clearly unreasonable, and the term "top management" certainly cannot be used in our mind to describe the current leadership of the Company. As the Company's share price has plummeted in the last four years, close to $400 million of shareholder value has been destroyed. Despite years of acquisitions (at a cost by our estimates of $170 million in the last five years net of divestitures) and increasing levels of capital expenditures as a percentage of revenues, the Company's operating cash flow (EBITDA less capital expenditures) has fallen significantly from 2000 to 2004 and operating cash flow margins have also fallen, from 15% in 2000 to 7% in 2004. Additionally, the recent accounting problems (including overpayments related to an acquisition which have resulted in a total loss of over $25 million in cash, or over $1.50 per share, to the Company through 2004) and SEC investigation of the Company casts very serious doubt we believe on the oversight capabilities of the current leadership.

These severance payments are even more outrageous given the already stunning disparity between the exorbitant salaries paid to senior management and the destruction of shareholder value. Just to take one example, Mr. Bowman's annual total compensation increased by 2.5 times from 2001 to 2004, a period during which the Company's share


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price fell from its peak by over 50%. The gulf between management and shareholder interests has been made even wider in our opinion by the fact that most of the Board and management hold what we view as a miniscule amount of stock. For example, Mr. Bowman and Mr. Walker each actually owns less than a quarter of one percent of the Company's outstanding stock (excluding restricted stock awards and unexercised options) and the rest of the Board members own even less or no stock at all. Additionally, despite the significant losses to the Company, the restatement and the SEC investigation caused by the recent accounting problems at the Company, to our knowledge not a single senior SOURCECORP executive has been dismissed or even penalized. In short, we believe this is a leadership team that should be asking its shareholders for forgiveness, not secretly erecting self-entrenching barriers to shareholder action.

For all of the foregoing reasons, we have today filed suit in the Court of Chancery for the State of Delaware seeking to invalidate the entrenchment devices adopted by the Board. In addition, we believe the Company should invalidate the overly generous guaranteed change of control payments contained in the most recent employment agreements of all applicable senior executives, directors and consultants, including but not limited to Mr. Bowman, Mr. Walker, CFO Barry L. Edwards, Division President Kerry Walbridge, Division President David Delgado, Division President Ronald Zazworsky, Senior Vice-President, Secretary and General Counsel Charles S. Gilbert, Chief Accounting Officer W. Bryan Hill, Chief Information Officer Stephen W. Davis, Vice President of Corporate Development Ralph D. Burns and consultant David Lowenstein.

Finally, given what we view as SOURCECORP's history of destroying shareholder value, we also intend shortly to send you formal notice of our intention to solicit written consents and then to begin a solicitation of written consents, despite the Board's attempt to make such an effort procedurally impossible, to remove current Board members in order to take control of the Board. We intend to elect directors whose primary goal will be the maximization of value for all SOURCECORP shareholders, including potentially through a sale of the Company. You should not compound what we believe is your already actionable misconduct by attempting to thwart this effort with new procedural roadblocks.




/s/ Barry Rosenstein
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Barry Rosenstein
JANA Partners LLC
Managing Partner


BR/CP/KM